SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                   FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  IDACORP, INC.
             (Exact Name of Registrant as Specified in Its Charter)


  Idaho                                                    82-0505802
  (State of Incorporation or Organization)                 (I.R.S. Employer
                                                           Identification No.)

  1221 West Idaho Street
  P.O. Box 70
  Boise, Idaho                                              83707
  (Address of Principal Executive Offices)                  (Zip Code)

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. | |


Securities  Act  registration  statement file number to which this form relates:
____________________ (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                      Name of Each Exchange on Which
         to be so Registered                      Each Class is to be Registered

    Preferred Share Purchase Rights                    New York Stock Exchange
                                                       Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:
         None



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Item 1.  Description of Registrant's Securities to be Registered.

     This amendment no. 1 to the registration statement on Form 8-A/A amends the registration statement on Form 8-A that IDACORP, Inc. filed on September 15, 1998 to describe the rights in plain English.


                 DESCRIPTION OF PREFERRED SHARE PURCHASE RIGHTS

GENERAL

     On September 10, 1998, the board of directors of IDACORP, Inc. declared a dividend distribution of one preferred share purchase right for each share of our common stock outstanding as of October 1, 1998. We will issue one right with each share of common stock we issue until the rights expire, are redeemed or exchanged or become exercisable. We have authorized and reserved 1,200,000 shares of our A series preferred stock for issuance if the rights become exercisable.

     Each right, when it becomes exercisable, entitles its holder to purchase from us one one-hundredth of a share of our A series preferred stock at a price of $95. The value of this one one-hundredth of a share is intended to approximate the value of one share of common stock. However, under the circumstances described below under "Exercising the Rights," a holder who exercises his right will receive our common stock or common stock of an acquiring company instead of one one-hundredth of a share of our A series preferred stock. We may adjust the $95 purchase price and the number of shares that may be purchased, as described below under "Adjustment of Purchase Price or Number of Shares."

     The rights expire on September 10, 2008, unless we redeem or exchange them earlier, as described below under "Exchange or Redemption of Rights."

     The distribution of the rights is not taxable to us or to the holders of our common stock. We will receive no proceeds from the issuance of the rights. The rights are not dilutive and will not affect our reported earnings per share.

     When we use the term "person" below, we mean either one individual or entity or a group of affiliated persons.

     This description of the rights is not complete, and we qualify this description by referring to the Rights Agreement, dated September 10, 1998, between The Bank of New York, as rights agent, and us. We also incorporate the Rights Agreement herein by reference. We filed the Rights Agreement as exhibit 4 to our Form 8-K dated September 15, 1998.



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TRANSFER OF RIGHTS; DISTRIBUTION DATE

     We have not issued separate certificates for the rights. Instead, the existing common stock certificates also represent the rights. The rights will separate from the common stock on the earlier of:

          10 business days after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock

          10 business days after a person makes a tender offer or exchange offer which would result in the person acquiring, or obtaining the right to acquire, 20% or more of our outstanding voting stock.

The earlier of these two dates is called the distribution date.

     If the distribution date occurs, we will mail to each record holder of our common stock at the close of business on the distribution date separate certificates to represent the rights. After that time, the separate right certificates, not the common stock certificates, will represent the rights.

     A right itself does not give its holder any rights as a shareholder until the right is exercised or exchanged.

EXERCISING THE RIGHTS

     A holder cannot exercise his right until the distribution date. Except as described below, after the distribution date, each holder who exercises his right for $95 will have the right to receive one one-hundredth of a share of our A series preferred stock.

     Exercising the Rights for Shares of Our Common Stock

     When a person has acquired, or obtained the right to acquire, 20% or more of our voting stock, each holder of a right who exercises his right for $95 will have the right to receive the number of shares of our common stock, or, at our option, A series preferred stock, that have a market value of $190. However, rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void.

     Exercising the Rights for Shares of an Acquiring Company

     Under certain circumstances, each holder of a right who exercises his right for $95 will have the right to receive the number of shares of common stock of an acquiring company that have a market value of $190. These circumstances are if:

          we merge with another person and we are not the surviving entity,



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          we merge with another  person and we are the  surviving  entity in the transaction, and our common stock is exchanged for shares of another company or cash or other property,

          we sell or transfer 50% or more of our assets or earning power or a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock engages in some types of transactions with us which benefit the person due to its ownership of our stock.

This right to receive shares of common stock of the acquiring company replaces the right to receive shares of our A series preferred stock. However, rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void.

ADJUSTMENT OF PURCHASE PRICE OR NUMBER OF SHARES

     We may adjust the purchase price that a holder must pay to exercise his right, and the number of shares of stock that are issuable when a right is exercised, to prevent the rights from being diluted. However, we are only required to make adjustments at the earlier of (1) three years after the event that made the adjustment necessary occurred and (2) after a cumulative adjustment of at least 1% in the purchase price is needed.

     Except for multiples of one one-hundredth of a share of the A series preferred stock, we will not issue fractional shares. Instead, we will make cash payments based on the market value of the A series preferred stock.

EXCHANGE OR REDEMPTION OF RIGHTS

     Our board of directors may exchange the rights, in whole but not in part, at any time after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock, but before the person acquires, or obtains the right to acquire, 50% or more of our outstanding voting stock. Each of the rights may be exchanged for one share of our common stock, or, if there are not enough shares of common stock available, for cash or securities having the same market value as one share of our common stock. The rights owned by a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock will be null and void and will not be exchanged.

     Our board of directors may instead decide to redeem the rights, in whole but not in part, for $.01 per right. The board may do this at any time before 5:00 p.m., New York City time, on the tenth business day after a public announcement that a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock. Then, the holders of the rights will have only the right to receive $.01 per right.



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AMENDMENTS TO THE TERMS OF THE RIGHTS

     We may amend any provision of the Rights Agreement before the date a person has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock. After that time, we cannot amend the Rights Agreement in any way that would adversely affect the interests of the holders of the rights, except the interests of a person who has acquired, or obtained the right to acquire, 20% or more of our outstanding voting stock.

TERMS OF THE A SERIES PREFERRED STOCK

     As discussed above, a right, when it becomes exercisable, entitles its holder to purchase for $95 one one-hundredth of a share of the A series preferred stock.

     Dividends and Distributions

     Each full share of the A series preferred stock will be entitled to receive a quarterly dividend. The quarterly dividend will be the greater of:

          $1.00

          100 times the per share amount of any dividend we declare on our common stock, other than a dividend payable in shares of our common stock or a subdivision of our common stock.

     Redemption

     We do not have the right to redeem the A series preferred stock.

     Liquidation

     If IDACORP, Inc. is liquidated, the holders of shares of the A series preferred stock will be entitled to receive, per full share held, the greater of:

          $100, plus accrued and unpaid dividends

          an amount equal to 100 times the payment made per share of common stock, plus accrued and unpaid dividends.

     Voting Rights

     Each full share of A series preferred stock will be entitled to 100 votes on all matters voted on at a meeting of our shareholders.



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     Antidilution

     If we issue more common stock, or have a stock split or distribution, we may adjust all of the above features of the A series preferred stock to protect against dilution.

Item 2.  Exhibits

4. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Form 8-K of IDACORP, Inc., dated September 15, 1998).


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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               IDACORP, INC.


Date: October 20, 1999         By: /s/ J. LaMont Keen
                                   Name: J. LaMont Keen
                                   Title: Senior Vice President - Administration
                                          and Chief Financial Officer



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EXHIBIT INDEX

Number    Description

4. Rights Agreement, dated as of September 10, 1998, between IDACORP, Inc. and The Bank of New York, as rights agent, including form of right certificate (incorporated by reference to Exhibit 4 to the Form 8-K of IDACORP, Inc., dated September 15, 1998).




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